MANAGEMENT INFORMATION CIRCULAR

(As at April 14, 2009 and in Canadian dollars, except where indicated)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Esperanza Silver Corporation (the “Corporation”) of proxies (“Proxies” and which term includes ‘VIFs’, as that term is defined below under ‘Advice to Beneficial Shareholders’, unless otherwise noted) from the holders of common shares without par value of the Corporation (“Common Shares”) in respect of the annual general meeting of shareholders (the “Meeting”) to be held at the time, location and place and for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of Proxies will be primarily by mail, Proxies may also be solicited personally or by telephone, facsimile or other Proxy solicitation services. In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to forward the Corporation’s Proxy solicitation materials to the beneficial owners of the Common Shares held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of Proxies will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS

AND COMPLETION AND REVOCATION OF PROXIES

The persons named (the “Management Designees”) in the enclosed Proxy have been selected by the directors of the Corporation and have agreed to represent as ‘Proxyholder’ the shareholders appointing them.

A shareholder has the right to designate a person (whom need not be a shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of Proxy and delivering the same to the transfer agent of the Corporation. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as Proxyholder and provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the Proxy must be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy). The Proxy must then be delivered to the Corporation’s transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada, at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject late Proxies.

A Proxy may be revoked by a shareholder personally attending at the Meeting and voting their shares. A shareholder may also revoke their Proxy in respect of any matter upon which a vote has not already been cast pursuant to the authority conferred by the Proxy. A Proxy may also be revoked by depositing an instrument in writing executed by the shareholder or by their authorized attorney in writing, or, if the shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the transfer agent at the foregoing address or the registered office of the Corporation at Northwest Law Group (attn: Michael F. Provenzano), Suite 950, 650 West Georgia Street, Box 11587, Vancouver, British Columbia V6B 4N8, Canada, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the Proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many shareholders do not hold Common Shares in their own name.

Shareholders holding their Common Shares through their brokers, intermediaries, trustees or other parties, or otherwise not holding their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only Proxies deposited by shareholders appearing on the records maintained by the Corporation’s transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares, in all likelihood, will not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form requesting such voting instructions (a “VIF”) supplied to the Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Proxy provided directly to the registered shareholders by the Corporation, however, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.

Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge (formerly called ADP Investor Communications) in Canada. Broadridge typically prepares a machine-readable VIF, mails the VIFs to Beneficial Shareholders with a request to return the VIFs to Broadridge (by way of mail, the Internet or telephone). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder cannot use a VIF to attend and vote Common Shares directly at the Meeting. A Beneficial Shareholder wishing to attend the Meeting and vote their Common Shares, must enter their own name in the blank space on the VIF and return it to Broadridge or other third party in accordance with the instructions on the VIF well in advance of the Meeting. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or unregistered shareholder) having one vote, unless a poll is required (if the number of Common Shares represented by Proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively. Each Shareholder may instruct their Proxyholder how to vote their Common Shares by completing the blanks on the Proxy. All Common Shares represented at the Meeting by properly executed Proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, the Common Shares represented by the Proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the Proxy, the Management Designees, if named as Proxyholder, will vote in favour of the matters set out therein.

The enclosed Proxy confers discretionary authority upon the Management Designees, or other person named as Proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters come before the Meeting, then the Management Designees intend to vote in accordance with the recommendations of the Board of Directors of the Corporation.

In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66-2/3% of the votes cast will be required.

QUORUM

The Articles of the Corporation provide that quorum for the transaction of business at any meeting of shareholders shall be two shareholders present in person or represented by Proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As at April 14, 2009 (the “Record Date”), the Corporation had 47,528,821 Common Shares issued and outstanding. There are no other shares issued or outstanding of any class. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

To the knowledge of the directors and Executive Officers (as hereinafter defined in “Statement of Executive Compensation”) of the Corporation, no person, firm or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation as at the Record Date except as indicated below:

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Name	Number of Common Shares Owned or Controlled at the Record Date	Percent of Outstanding Common Shares
Silver Standard Resources Inc. (1)	6,459,600	13.59%
The Rule Family Trust	4,968,000	10.45%

(1)

Silver Standard Resources Inc. is a public company, the shares of which trade on the Toronto Stock Exchange and NASDAQ Stock Market. Its President, Robert Quartermain, and its Senior Vice-President, Corporate, Joseph Ovsenek, are former directors of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year (which ended December 31, 2008) and, since the Corporation has subsidiaries, is prepared on a consolidated basis.

A.

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Corporation means each of the following individuals:

(a)

a chief executive officer (“CEO”) of the Corporation;

(b)

a chief financial officer (“CFO”) of the Corporation; and

(c)

each of the Corporation’s three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year if their individual total compensation was more than $150,000 for that financial year.

B.

Compensation Discussion and Analysis

The Compensation Committee of the Corporation’s board of directors (the “Board”) is responsible for ensuring that the Corporation has appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Compensation Committee ensures that total compensation paid to all NEOs is fair and reasonable and is consistent with the Corporation’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors and granting stock options to the directors, officers and employees of, and consultants to, the Corporation pursuant to the Corporation’s Stock Option Plan.

The Compensation Committee is currently comprised of Steven Ristorcelli (Chairman), Michael Halvorson, and Brian Bayley, each of whom is an independent director. The board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

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Philosophy

The philosophy used by the Compensation Committee in determining compensation is that the compensation should (i) reflect the Corporation’s current state of development, (ii) reflect the Corporation’s performance, (iii) reflect individual performance, (iv) align the interests of executives with those of the shareholders, (v) assist the Corporation in retaining key individuals, and (vi) reflect the Corporation’s overall financial status.

Compensation Components

The compensation of the NEOs, is comprised primarily of (i) base salary; (ii) bonus; and (iii) long-term incentive in the form of stock options granted in accordance with the Stock Option Plan.

In establishing levels of compensation and granting stock options, the executive’s performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executives of other companies of comparable size and development within the mining exploration and development industry are considered as well as taking into account the financial and other resources of the Corporation. Such comparative companies included: Sanu Resources Ltd. (TSX Venture listed), Eurasian Minerals Inc. (TSX Venture listed), Greystar Resources Ltd. (TSX listed), Kirkland Lake Gold Inc. (TSX listed) and Rockhaven Resources Ltd. (TSX Venture listed). Stock options already held by NEOs are considered in granting new options. Since 2006, the Corporation has granted to each of its directors and executive officers, following the Corporation’s annual general meeting, an incentive stock option. Each director is granted an option to purchase 75,000 shares while the number of shares issuable on exercise of the options granted to officers varies according to their positions held.

The Compensation Committee also relies on the experience of its members as officers and directors at other companies in similar lines of business as the Corporation in assessing compensation levels. These other companies are identified under the heading “Disclosure of Corporate Governance Practices – Directorships” of this Circular. The purpose of this process is to:

●

understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

●

identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

●

establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

To date, no specific formulas have been developed to assign a specific weighting to each of these components. Instead, the board considers the Corporation’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Compensation Committee, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

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Annual Incentives

Awards under the annual incentive plan are made by way of cash bonuses which are based, in part, on the Corporation’s success in reaching it objectives and in part on individual performance. The Compensation Committee and the Board approve annual incentives.

The Board, together with the Compensation Committee, review corporate performance factors and objectives during the year. In 2008, the principal objectives included:

●

a new discovery of significant mineralization in one or more of the Corporation’s exploration properties in Mexico and Peru;

●

maintaining compliance with the regulatory and disclosure framework;

●

increasing investor interest in, and analyst coverage of, the Corporation;

●

market capitalization and the Corporation’s working capital; and

●

maximizing shareholder value through the sales of assets.

The success of the NEOs’ contributions to the Corporation in reaching its overall goals are factors in the determination of their annual bonus. The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of the Corporation that arise on a day to day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual bonuses for the NEOs.

Long Term Compensation

The Corporation has a broadly-based employee stock option plan (the “Option Plan”). The Option Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees. The Compensation Committee believes that the Option Plan aligns the interests of the NEOs’ with the interests of shareholders by linking a component of executive compensation to the longer term performance of the Corporation’s common shares.

Options are generally granted on an annual basis subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period. All options granted to NEOs in 2008 were recommended by the Compensation Committee and approved by the Board. In monitoring stock option grants, the Compensation Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

●

the exercise price for each option granted;

●

the date on which each option is granted;

●

the vesting terms for each stock option; and

●

the other materials terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to, and in accordance with, the provision of the Corporation’s stock option plan.

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C.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the most recently completed financial year.

Name and principal position	Year Ended December 31	Salary ($)	Share-based awards ($)	Option-based awards (1) (2) ($)	Non-equity incentive plan compensation		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans (3) ($)	Long term incentive plans ($)
William J. Pincus President & CEO	2008	159,975	Nil	69,600	50,233	Nil	Nil	Nil	279,808
David L. Miles CFO	2008	47,927	Nil	34,800	4,000	Nil	Nil	Nil	86,727
J. Stevens Zuker Senior Vice-President	2008	117,315	Nil	52,200	25,116	Nil	Nil	Nil	194,631
Paul Bartos Vice-President & Chief Geologist	2008	117,315	Nil	52,200	25,116	Nil	Nil	Nil	194,631
William Bond Vice-President, Exploration	2008	117,315	Nil	52,200	25,116	Nil	Nil	Nil	194,631

(1)

The “grant date fair value” has been determined by using the Black-Scholes model. See discussion below.

(2)

The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following assumptions:  stock price - $1.40, exercise price - $1.40, an option life of three years, a risk-free interest rate of 3.11% and a volatility of 73%. Please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options on December 31, 2008.

(3)

These amounts represent discretionary cash bonuses related to 2007 which were not recognized, accrued or paid out until 2008.

The Corporation has calculated the “grant date fair value” amounts in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from simple “in-the-money” value calculation. Stock options that are well “out-of-the-money” can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-based Awards” table below.

See “E. Employment Agreements” for a description of the material terms of the employment and consulting agreements with the NEOs.

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D.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out, for each NEO, the incentive stock options to purchase common shares of the Corporation (option-based awards) held as of December 31, 2008. The closing price of the Corporation’s shares on the TSX Venture Exchange on December 31, 2008 was $0.60.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised ‘in-the-money’ options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
William J. Pincus CEO	100,000	$0.53	9/9/2009	$7,000	Nil	Nil
	100,000	$0.40	6/14/2010	$20,000	Nil	Nil
	100,000	$1.56	5/18/2011	Nil	Nil	Nil
	200,000	$3.48	4/18/2012	Nil	66,666	Nil
	100,000	$1.40	2/8/2013	Nil	Nil	Nil

David L Miles CFO	50,000	$1.56	5/18/2011	Nil	Nil	Nil
	50,000	$3.48	4/18/2012	Nil	16,666	Nil
	50,000	$1.40	2/8/2013	Nil	Nil	Nil

J. Stevens Zuker Senior Vice-President	75,000	$0.65	9/23/2010	$3,750	Nil	Nil
	75,000	$1.56	5/18/2011	Nil	Nil	Nil
	75,000	$3.48	4/18/2012	Nil	25,000	Nil
	75,000	$1.40	2/8/2013	Nil	Nil	Nil

Paul Bartos Vice-President & Chief Geologist	25,000	$1.56	5/18/2011	Nil	Nil	Nil
	100,000	$3.35	1/22/2012	Nil	Nil	Nil
	25,000	$3.48	4/18/2012	Nil	8,334	Nil
	75,000	$1.40	2/8/2013	Nil	Nil	Nil

William Bond Vice-President, Exploration	50,000	$0.53	9/9/2009	$6,500	Nil	Nil
	75,000	$1.56	5/18/2011	Nil	Nil	Nil
	75,000	$3.48	4/18/2012	Nil	25,000	Nil
	75,000	$1.40	2/8/2013	Nil	Nil	Nil

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The following table sets forth, for each NEO, the values of all incentive plan awards which vested or were earned during the year ended December 31, 2008.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Pincus CEO	Nil	Nil	Nil
David Miles CFO	Nil	Nil	Nil
J. Stevens Zuker Senior Vice-President	Nil	Nil	Nil
Paul Bartos Vice President & Chief Geologist	Nil	Nil	Nil
William Bond Vice-President Exploration	Nil	Nil	Nil

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards exercised during the Corporation’s last completed financial year by the NEOs.

Name	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized (1) ($)
William J. Pincus CEO	200,000 200,000	$0.25 $0.25	2/01/2008 7/23/2008	216,000 142,000
David L. Miles CFO	10,000	$0.58	1/23/2008	6,000
J. Stevens Zuker Senior Vice-President	Nil	Nil	Nil	Nil
Paul Bartos Vice President & Chief Geologist	Nil	Nil	Nil	Nil
William Bond Vice-President Exploration	40,000	$0.75	8/29/2008	Nil

(1)

Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

Option-based Awards Granted During the Year

The following table sets forth the particulars of option-based awards granted during the Corporation’s last completed financial year to the NEOs.

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Name	Date of Grant (m/d/y)	Number of Option-Based Awards Granted	Exercise Price	Expiry Date (m/d/y)
William J. Pincus CEO	2/8/2008	100,000	$1.40	2/8/2013
David L. Miles CFO	2/8/2008	50,000	$1.40	2/8/2013
J. Stevens Zuker Senior Vice-President	2/8/2008	75,000	$1.40	2/8/2013
Paul Bartos Vice President & Chief Geologist	2/8/2008	75,000	$1.40	2/8/2013
William Bond Vice-President Exploration	2/8/2008	75,000	$1.40	2/8/2013

Option-based Awards Vested During the Year

The following table sets forth the particulars of option-based awards that vested during the Corporation’s last completed financial year to the NEOs.

Name	Date of Grant m/d/y)	Date Vested (m/d/y)	Number of Option-Based Awards Vested (1)	Exercise Price
William J. Pincus CEO	4/18/2007	4/18/2008	66,667	$3.48
David L. Miles CFO	4/18/2007	4/18/2008	16,667	$3.48
J. Stevens Zuker Senior Vice-President	4/18/2007	4/18/2008	25,000	$3.48
Paul Bartos Vice President & Chief Geologist	4/18/2007	4/18/2008	8,333	$3.48
William Bond Vice-President Exploration	4/18/2007	4/18/2008	25,000	$3.48

(1)

These option-based awards are subject to vesting such that 1/3rd vested on the date of the grant and a further 1/3rd on the first and second anniversaries of the date of grant.

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E.

Employment Agreements

Pursuant to a Consulting Agreement dated September 15, 2002, as amended July 25, 2003, and January 1, 2007, with William J. Pincus, the Corporation retained Mr. Pincus as its President and Chief Executive Officer at the rate of US$150,000 per annum plus medical and dental benefits. The agreement had a term of five years. Effective November 1, 2007, the Corporation and Mr. Pincus terminated the agreement and the Corporation, through its wholly-owned United States subsidiary, Esperanza Services, Inc., retained Mr. Pincus to act as its President for the same remuneration and benefits. The new agreement may be terminated on reasonable notice by either party.

Effective November 1, 2007, the Corporation terminated its existing agreements with and retained, through Esperanza Services, Inc., J. Stevens Zuker to act as its Senior Vice-President, Paul Bartos to act as its Vice-President & Chief Geologist and William Bond to act as its Vice-President,  Exploration at a salary of US$110,000 each plus medical and dental benefits. Each agreement can be terminated by reasonable notice from either party.

F.

Pension Plan Benefits

The Corporation does not have a pension plan or deferred compensation plan.

G.

Termination and Change of Control Benefits

The Corporation does not have written contracts with any of its employees (collectively, the “Covered Employees”) respecting the resignation, retirement or other termination of employment of any Covered Employee resulting from a Change of Control (as described below) of the Corporation (“Termination of Employment”). To provide for the compensation of Covered Employees on Termination of Employment, the Corporation has implemented an Employment Termination Compensation Plan (the “Termination Plan”).

The Termination Plan provides that upon a Change of Control of the Corporation which results in a Termination of Employment of a Covered Employee within the six months following the Change of Control, such Covered Employee shall be entitled to compensation, payable within five days of such Termination of Employment, as follows:

Covered Employee	Compensation
Chief Executive Officer (CEO)	2 times Base Salary
Vice-President (VP)	1 times Base Salary
Any other Covered Employee	0.5 times Base Salary

For the purposes of the Termination Plan, the following terms have the following meanings:

“Base Salary” means the annual salary of the Covered Employee in effect immediately prior to the Change of Control or Termination of Employment, whichever is greater, excluding any bonus or other payment in respect of merit or the Covered Employee’s job performance which is paid or became payable within the preceding 12 months but excluding any stock options and health, pension and other benefits.

“Change of control” means any change in the beneficial ownership of the voting shares of the Corporation as a result of which a person, a group of persons ‘acting jointly or in concert’ or persons ‘associated’ or ‘affiliated’ with any such person(s) or group(s), as such words and phrases are used in the Securities Act (British Columbia), are in a position to exercise effective control of the Corporation, and any such person(s) or group(s) directly or indirectly owning or controlling voting shares of the Corporation in excess of 20% of the votes attaching to all voting shares of the Corporation shall be deemed to be in a position to exercise effective control of the Corporation.

“Termination of Employment” means any voluntary, involuntary or coerced resignation, retirement or other termination of employment of any Covered Employee directly or indirectly resulting from a Change of Control and includes the occurrence of any of the following events after a Change of Control, if the Covered Employee does not consent thereto:

(a)

a material change in office held or employment;

(b)

a material change in the nature or scope of duties;

(c)

a requirement to change the place of employment by more than 45 miles;

(d)

a reduction in remuneration;

(e)

a withdrawal of benefits or privileges of employment; or

(f)

exclusion from any incentive compensation plans in which the Covered Employee was a participant.

A Termination of Employment shall not be deemed to occur if part of the Corporation’s business is ‘spun out’ or ‘spun off’ in a transaction where employees are invited to join a new corporation with substantially the same duties and terms of employment as with the Corporation where the new corporation has substantially the same management and shareholder structure as the Corporation and is formed to acquire some or all of the Corporation’s assets.

The following table sets out the payments to which each Covered Employee would be entitled if a Termination of Employment had occurred on December 31, 2008.

Covered Employee	Compensation
William J. Pincus CEO	$366,840
J. Stevens Zuker Senior Vice-President	$134,508
Paul Bartos Vice-President & Chief Geologist	$134,508
William Bond Vice-President, Exploration	$134,508
Non NEOs	$137,572

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H.

Director Compensation

The following table describes director compensation for non-executive (independent) directors for the year ended December 31, 2008.

Name	Fees earned ($) (1)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
Brian E. Bayley	24,375	Nil	52,200 (2)	Nil	Nil	Nil	76,575
Michael H. Halvorson	22,875	Nil	52,200 (2)	Nil	Nil	Nil	75,075
Steven J. Ristorcelli	23,000	Nil	52,200 (2)	Nil	Nil	Nil	75,200
George D. Elliott	6,750	Nil	33,200 (3)	Nil	Nil	Nil	39,950
Joseph J. Ovsenek (4)	0	Nil	0	Nil	Nil	Nil	0

(1)

The table outlines the compensation paid for board and committee retainer fees and meeting fees as outlined in the table below.

(2)

The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following assumptions:  stock price - $1.40, exercise price - $1.40, an option life of 3 years, a risk-free interest rate of 3.11% and a volatility of 73%.

(3)

The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following assumptions:  stock price - $0.69, exercise price - $0.69, an option life of 3 years, a risk-free interest rate of 2.51% and a volatility of 71%.

(4)

Joseph Ovsenek ceased to be a director on February 8, 2008.

The Corporation has calculated the “grant date fair value” amounts in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from simple “in-the-money” value calculation. Stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each director reported in other columns. The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-Based Awards” table below.

Share-based and Option-based Awards to Directors

The following table sets out for each independent director the incentive stock options (option-based awards) to purchase common shares of the Corporation held as of December 31, 2008. The closing price of the Corporation’s shares on the TSX Venture Exchange on December 31, 2008 was $0.60.

#

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Brian E. Bayley	50,000	$0.53	9/9/2009	3,500	Nil	Nil
	75,000	$0.40	6/14/2010	15,000	Nil	Nil
	75,000	$1.56	5/18/2011	Nil	Nil	Nil
	75,000	$3.48	4/18/2012	Nil	25,000	Nil
	75,000	$1.40	2/8/2013	Nil	Nil	Nil

Michael H. Halvorson	50,000	$0.53	9/9/2009	3,500	Nil	Nil
	75,000	$0.40	6/14/2010	15,000	Nil	Nil
	75,000	$1.56	5/18/2011	Nil	Nil	Nil
	75,000	$3.48	4/18/2012	Nil	25,000	Nil
	75,000	$1.40	2/8/2013	Nil	Nil	Nil

Steven J. Ristorcelli	100,000	$0.40	6/14/2010	20,000	Nil	Nil
	75,000	$1.56	5/18/2011	Nil	Nil	Nil
	75,000	$3.48	4/18/2012	Nil	25,000	Nil
	75,000	$1.40	2/8/2013	Nil	Nil	Nil

George D. Elliott	100,000	$0.69	10/6/2013	Nil	Nil	Nil

Schedule of Director Fees

The fees payable to the independent directors of the Corporation are for their services as directors and as members of committees of the Board as follows:

Board or Committee Name	Annual Retainer ($)	Meeting Stipend ($)	Per diem fees ($)
Board of Directors	15,000	500 per meeting	Nil
Audit Committee	5,000 (Chairman) 2,500 (Member)	Nil	Nil
Compensation Committee	2,000 (Chairman) 1,000 (Member)	Nil	Nil
Corporate Governance Committee	2,000 (Chairman) 1,000 (Member	Nil	Nil

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Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The following table sets forth, for each director, the values of all incentive plan awards which vested or were earned during the year ended December 31, 2008.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian E. Bayley	Nil	Nil	Nil
Michael H. Halvorson	Nil	Nil	Nil
Steven J. Ristorcelli	Nil	Nil	Nil
George D. Elliott	Nil	Nil	Nil
Joseph J. Ovsenek	Nil	Nil	Nil

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards exercised during the Corporation’s last completed financial year by the directors.

Name	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized (1) ($)
Brian E. Bayley	200,000	$0.25	1/15/2008	250,000
Michael H. Halvorson	200,000	$0.25	1/15/2008	250,000
Steven J. Ristorcelli	Nil	Nil	Nil	Nil
George D. Elliott	Nil	Nil	Nil	Nil
Joseph J. Ovsenek	100,000	$0.40	1/4/2008	133,000

(1)

Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

Option-based Awards Granted During the Year

The following table sets forth the particulars of option-based awards granted during the Corporation’s last completed financial year to the directors.

Name	Date of Grant (m/d/y)	Number of Option-Based Awards Granted	Exercise Price	Expiry Date (m/d/y)
Brian E. Bayley	2/8/2008	75,000	$1.40	2/8/2013
Michael H, Halvorson	2/8/2008	75,000	$1.40	2/8/2013
Steven J. Ristorcelli	2/8/2008	75,000	$1.40	2/8/2013
George D. Elliott	10/6/2008	100,000	$0.69	10/6/2013

Option-based Awards Vested During the Year

The following table sets forth the particulars of option-based awards that vested during the Corporation’s last completed financial year to the directors.

Name	Date of Grant (m/d/y)	Date Vested (m/d/y)	Number of Option-Based Awards Vested (1)	Exercise Price
Brian E. Bayley	4/18/2007	4/18/2008	25,000	$3.48
Michael H. Halvorson	4/18/2007	4/18/2008	25,000	$3.48
Steven J. Ristorcelli	4/18/2007	4/18/2008	25,000	$3.48
George D. Elliott	N/A	N/A	N/A	$3.48
Joe J. Ovsenek	4/18/2007	4/18/2008	25,000	$3.48

(1)

These option-based awards are subject to vesting such that 1/3rd vested on the date of the grant and a further1/3rd on the first and second anniversaries of the date of grant.

Description of Stock Option Plan

The Board has established an incentive stock option plan (the “Option Plan”). The purpose of the Option Plan is to attract and motivate the directors, officers and employees of the Corporation (and any of its subsidiaries), employees of any management corporation and consultants to the Corporation (collectively the “Optionees”) and thereby advance the Corporation’s interests by providing them an opportunity to acquire an equity interest in the Corporation through the exercise of stock options granted to them under the Option Plan.

Pursuant to the Option Plan, the Board may grant options to Optionees in consideration of them providing their services to the Corporation or a subsidiary. The number of shares subject to each option is determined by the Board within the guidelines established by the Option Plan. The options enable the Optionees to purchase shares of the Corporation at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Corporation notice and payment of the exercise price for the number of shares to be acquired.

The Option Plan authorizes the Board to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the Corporation’s issued shares.

2.

The number of shares subject to issuance upon the exercise of options granted under the Option Plan by one Optionee or all Optionees providing investor relations services is subject to the following limitations

(a)

no Optionee can be granted options during a 12 month period to purchase more than

(i)

5% of the issued shares of the Corporation unless disinterested shareholder approval has been obtained (such approval has not been sought), or

(ii)

2% of the issued shares of the Corporation, if the Optionee is a consultant, and

(b)

the aggregate number of shares subject to options held by all Optionees providing investor relations services cannot exceed 2% in the aggregate.

3.

Unless the Option Plan has been approved by disinterested shareholders (such approval has not been obtained), options granted under the Option Plan, together with all of the Corporation’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of its shares, shall not result, at any time, in

(a)

the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the shares outstanding at the time of granting,

(b)

the grant to insiders, within a one year period, of options to purchase that number of shares exceeding 10% of the outstanding shares, or

(c)

the issuance to any one insider and such insider’s associates, within a one year period, of shares totalling in excess of 5% of the outstanding shares.

4.

The exercise price of the options cannot be set at less than the greater of $0.10 per share and the closing trading price of the Corporation’s shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Corporation’s shares, the exercise price shall be at least 110% of the price established as aforesaid.

5.

The options may be exercisable for up to ten years.

6.

There are not any vesting requirements unless the Optionee is a consultant providing investor relations services to the Corporation, in which case the options must vest over at least 12 months with no more than one-quarter vesting in any three month period. However, the Board may impose additional vesting requirements and, subject to obtaining any required approval from the Exchange, may authorize all unvested options to vest immediately. If there is a potential ‘change of control’ of the Corporation due to a take-over of the Corporation or a similar event, all unvested options, subject to obtaining any required approval from the Exchange, shall vest immediately.

7.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Corporation or any subsidiary or is an employee of the Corporation’s management corporation and within a period thereafter not exceeding the earlier of:

(a)

the original expiry date;

(b)

90 days after ceasing to be a director, officer or employee of, or consultant at the request of the Board or for the benefit of another director or officer to, the Corporation unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be an officer or employee; and

(c)

if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated ‘for cause’, involuntarily removed or resigns (other than at the request of the Board or for the benefit of another director or officer) from any such positions, the option will terminate concurrently.

8.

The options are not assignable except to a wholly-owned holding company. If the option qualifies as an ‘incentive stock option’ under the United States Internal Revenue Code, the option is not assignable to a holding company.

9.

No financial assistance is available to Optionees under the Option Plan.

10.

Disinterested shareholder approval must be obtained prior to the reduction of the exercise price of options granted to insiders of the Corporation.

Any amendments to the Option Plan or outstanding stock options are subject to the approval of the Exchange and, if required by the Exchange, of the shareholders of the Corporation, possibly with only ‘disinterested shareholders’ being entitled to vote. The amendment to an outstanding stock option will also require the consent of the Optionee.

No options have been granted under the Option Plan which are subject to shareholder approval.

The Option Plan does not permit stock options to be transformed into stock appreciation rights.

Repricing of Stock Options

The Corporation did not make any downward repricing of stock options or stock appreciation rights during the year.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

The Board of Directors

The Board has responsibilities for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

The Board sets long term goals and objectives for the Corporation and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Corporation to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business. The Board is responsible for protecting shareholders interests and ensuring that the incentives of the shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Corporation’s business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and

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through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Corporation is authorized to act without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Board also monitors the Corporation’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for selecting the President and appointment senior management and for monitoring their performance.

The Board considers that the following directors are “independent” in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the directors’ ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding:  Brian E. Bayley, Michael H. Halvorson, George D. Elliott and Steven J. Ristorcelli. The Board considers that William J. Pincus, the President and CEO of the Corporation, is not independent because he is a member of management.

Directorships

Certain of the directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Issuer
William J. Pincus	N/A
Michael H. Halvorson	Orezone Resources Inc. Fisson Energy Corp. Pediment Exploration Ltd. Strathmore Minerals Corp. Galena International Resources Ltd.
Brian E. Bayley

American Natural Energy Corp.

Arapaho Capital Corp.

Buffalo Resource Corp.

Colombian Mines Corporation

Cypress Hills Resource Corp.

Eurasian Minerals Inc.

Gleichen Resources Ltd.

Golconda Resources Ltd.

Greystar Resources Ltd.

Kirkland Lake Gold Inc.

Quest Capital Corp.

Rocky Mountain Resources Corp.

Sanu Resources Ltd.

Torque Energy Inc.

TransAtlantic Petroleum Corp.

Steven J. Ristorcelli	Miranda Gold Corp.
George D. Elliott	Gammon Gold Inc.

Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding their role as a member of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director’s set of skills and professional background since each new director brings a different skill set and professional background. Once that assessment has been completed, the Board is able to determine what orientation to the nature and operations of the Corporation’s business will be necessary and relevant to each new director

The second step is taken by one or more existing directors, who may be assisted by the Corporation’s management, to provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

The Corporation has prepared a Board Policy Manual that provides a comprehensive introduction to the Board and its committees.

The Board takes the following measures to provide continuing education for its directors to maintain the skill and knowledge necessary for them to meet their obligations as directors:

a.

the Board Policy Manual is reviewed on an annual basis and a revised copy will be given annually to each director; and

b.

there is a technical presentation at Board meetings, focusing on either a particular property or a summary of various properties. The ‘question and answer’ portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board

•

has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants.

•

has established a Whistleblower Policy which details complaint procedures for financial concerns.

•

encourages management to consult with legal and financial advisors to ensure the Corporation is meeting those requirements.

•

is cognizant of the Corporation’s timely disclosure obligations and reviews material disclosure documents such as financial statements, Management’s Discussion & Analysis (MD&A) and press releases prior to distribution.

•

relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation’s external auditor.

•

actively monitors the Corporation’s compliance with the Board’s directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or Executive Officer has a material interest.

Nomination of Directors

To identify new candidates for nomination for election as directors, the Board considers the advice and input of the Corporate Governance Committee, the members of which are listed under “Particulars of Matters to be Acted Upon – 4. Election of Directors” and which is composed entirely of independent directors, regarding:

a.

the appropriate size of the Board, the necessary competencies and skills of the Board as a whole and the competencies and skills of each director individually; and

b.

the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve.

Other Board Committees

In addition to the Audit Committee, described in the next section, the Board has established a Compensation Committee, and a Corporate Governance Committee.

Committees of the Board are composed of independent directors. See “Particulars of Matters to be Acted Upon - 4. Election of Directors” for the members of the Board committees. The functions of these committees are described below.

Compensation Committee: The Compensation Committee is responsible for the review of all compensation (including stock options) paid by the Corporation to the Board, senior management and employees of the Corporation and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation.

Corporate Governance Committee: The Corporate Governance Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Corporation and the Board and monitoring whether they comply with such procedures.

Assessments

The Corporate Governance Committee evaluates the effectiveness of the Board, its committees and individual directors. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the committee as a whole and the performance of the committee Chair, and will submit a Committee Annual Report to the Corporate Governance Committee, including recommendations. In addition, the Board will conduct an annual review of its performance.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian securities administrators (other than of British Columbia in which NI 52-110 is not applicable) requires the Corporation’s audit committee to meet certain requirements. It also requires the Corporation to disclose in this Circular certain information regarding the audit committee. That information is disclosed below.

Overview

The Audit Committee of the Board is principally responsible for

•

recommending to the Board the external auditor to be nominated for election by the Corporation’s shareholders at each annual general meeting and negotiating the compensation of such external auditor.

•

overseeing the work of the external auditor.

•

reviewing the Corporation’s annual and interim financial statements, Management Discussion & Analysis (MD&A) and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Corporation.

•

reviewing the Corporation’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Audit Committee’s Charter

The Board has adopted a Charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as a schedule to this Circular.

Composition of the Audit Committee

The Audit Committee consists of three directors. Unless it is a ‘Venture Issuer’ (an issuer the securities of which are not listed or quoted on any of the Toronto Stock Exchange, a market in the United States of America other than the over-the-counter market, or a market outside of Canada and the U.S.A.) as of the end of its last financial year, NI 52-110 requires each of the members of the Committee to be independent and financially literate. Since the Corporation is a ‘Venture Issuer’ (its securities are listed on the TSX Venture Exchange, but are not listed or quoted on any other exchange or market) it is exempt from this requirement. In addition, the Corporation’s governing corporate legislation requires the Corporation to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Corporation. The Audit Committee complies with this requirement as all of its members are independent.

The following table sets out the names of the members of the Audit Committee and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Brian E. Bayley	Yes	Yes
Steven Ristorcelli	Yes	Yes
George Elliott	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Corporation. A material relationship is a relationship which could, in the view of the Board reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.

an understanding of the accounting principles used by the Corporation to prepare its financial statements;

2.

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.

an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
Brian E. Bayley	B.A. (Hon) – 1977 University of Victoria Victoria, BC M.B.A – 1979 Queen’s University Kingston, ON

Director and officer of numerous publicly traded companies (1986 – present), including Quest Capital Corp. (publicly traded merchant banking company listed on the Toronto, American and AIM Stock Exchanges), and investor in numerous publicly traded companies during which time and as a result of such investments has reviewed and analyzed numerous financial statements.

Steven J. Ristorcelli	B.S. – 1977 Colorado State University Fort Collins, CO M.Sc. – 1980 University of New Mexico Albuquerque, NM

Director and officer of two publicly traded companies (1995-present), and investor in numerous publicly traded companies during which time and as a result of such investments has reviewed and analyzed financial statements.

George D. Elliott	B.A. (Hon) – 1964 McGill University Montreal, QC LL.B – 1967 Osgoode Hall, York University Toronto, ON	Director and officer of numerous publicly traded companies as well as being a member of several audit committees which included working closely with company auditors.

Complaints

The Audit Committee has established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Corporation’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Audit Committee only.”  Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Corporation will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The “Whistleblower Policy” is reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110 regarding

De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Corporation’s auditor from the requirement to be pre-approved by the audit committee if such services are less than 5% of the auditor’s annual fees charged to the Corporation, are not recognized as non-audit services at the tie of the engagement of the auditor to perform them and are subsequently approved by the audit committee prior to the completion of that year’s audit) or an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B “Powers and Responsibilities – Performance & Completion by Auditor of its Work” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2008	$25,000	0	$2,850	0
December 31, 2007	$33,000	0	$1,750	0

(1)

The aggregate fees billed by the Corporation’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Corporation’s auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Corporation’s auditor for tax compliance, tax advice, and tax planning. These services involved the preparation of the Corporation’s corporate tax returns.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns.

Reliance on Exemptions in NI 52-110 regarding

Audit Committee Composition & Reporting Obligations

Since the Corporation is a Venture Issuer, it relies on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit Committee’ above) and Part 5 Reporting Obligations of NI 52-110 (which requires certain prescribed disclosure about the Audit Committee in the Corporation’s Annual Information Form, if any, and this Circular).

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No individual who is or who at any time during the last financial year was a director or Executive Officer or employee of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Corporation or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Corporation’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Corporation under its equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans (2)
Equity compensation plans approved by shareholders	4,183,500	$1.79	568,682
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	4,183,500	$1.79	568,682

(1)

Assuming outstanding options, warrants and rights are fully vested.

(2)

Excluding the number of shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

INTEREST OF CERTAIN PERSONS

AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than disclosed in this Circular, the Corporation is not aware of any material interest of any director or nominee for director, or Executive Officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors except for the current and future directors and Executive Officers of the Corporation and its subsidiaries, if any, inasmuch as, in the following year, they may be granted options to purchase shares of the Corporation pursuant to the Option Plan [or may have the exercise price of their stock options reduced] , approval of [ both of ] which will be sought at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and the Corporation’s Management’s Discussion & Analysis for the last financial year, a copy of which is filed on SEDAR at www.sedar.com and which, upon request, the Corporation will promptly provide free of charge (see ‘Additional Information’ below), there are no material interests, direct or indirect, of current directors, Executive Officers, any persons nominated for election as directors, or any shareholder who beneficially owns, directly or indirectly, more than 10 percent of the outstanding Common Shares, or any know associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Audit Report, Financial Statements & Management Discussion & Analysis

The Board has approved the financial statements of the Corporation, the auditor's report thereon, and the Management’s Discussion & Analysis for the year ended December 31, 2008, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

2. Appointment and Remuneration of Auditor

The firm of DeVisser Gray, Chartered Accountants, of Suite 401, 905 West Pender Street, Vancouver, British Columbia, is currently the Auditor of the Corporation. Unless otherwise directed, it is the intention of the Management Designees to vote the Proxies in favour of an ordinary resolution to appoint the firm of DeVisser Gray, Chartered Accountants, as the Auditor. The ordinary resolution also authorizes the Board to approve the compensation of the Auditor.

3. Set Number of Directors to be Elected

Shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution setting the number of directors to be elected at the Meeting.

At the Meeting, it will be proposed that five (5) directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at five (5).

4. Election of Directors

The Corporation currently has five (5) directors and all of these directors are being nominated for re-election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee's province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares of the Corporation that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the corporate law to which the Corporation is subject.

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years	Number of Common Shares (4)
William J. Pincus CO, USA	President, CEO & Director September 30, 2002	President and Chief Executive Officer of the Corporation.	1,186,568
Brian E. Bayley (1) (2) (3) BC, Canada	Director December 14, 1999	Co-Chair of Quest Capital Corp., a mortgage investment corporation, since January 1, 2008; Previously President (June 2003 to January 1, 2008) and Chief Executive Officer (June 2003 to March 17, 2008) of Quest Capital Corp.	200,000
Michael H. Halvorson (2) (3) AB, Canada	Director April 8, 2003	Self-employed Financial Consultant; President, Halcorp Canada Ltd. (since 1980) (private investment and consulting company); director of several publicly traded resource companies.	1,062,500
Steven J. Ristorcelli (1) (2) (3) NV, USA	Director June 2, 2005	Principal Geologist for Mine Development Associates (private geological consulting firm).	80,000
George Elliott (1) ON, Canada	Director August 29, 2008	2008-Present, Independent director of various public companies; 2004-2008, CEO and Chairman of Titanium Corporation, a publicly listed company on the TSX Venture Exchange.	5,000

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee

(3)

Member of the Corporate Governance Committee

(4)

Number of common shares of the Corporation beneficially owned directly or indirectly as at April 14, 2009. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Corporation’s shares.

(5)

None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and the Corporation or a third party (other than the directors and executive officers of the Corporation acting in that capacity).

Pursuant to the provisions of the Business Corporations Act (British Columbia) the Corporation is required to have an Audit Committee whose members are indicated above. The Corporation does not have an Executive Committee.

No proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued

(i)

while the proposed director was acting as a director, chief executive officer or chief financial officer of that company, or

(ii)

after the proposed director ceased to be a director, chief executive officer or chief financial officer of that company but resulted from an event that occurred while acting in such capacity;

(b)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that while acting in that capacity or within a year of ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)

has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)

has been subject to, at any time, any penalties or sanctions imposed by

(i)

a court relating to securities legislation or a securities regulatory authority, or

(ii)

a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director,

other than as described below:

1.

PetroFalcon Corporation (listed on the Toronto Stock Exchange (“TSX”)). Brian Bayley is (and has been since November 28, 2001) a director of PetroFalcon. On February 27, 2002, the British Columbia Securities Commission issued an order regarding a private placement of securities of PetroFalcon to Quest Ventures Ltd., a private company of which Mr. Bayley was a director, which prevented the use of certain exemptions in the Securities Act (British Columbia) by PetroFalcon until a meeting of its shareholders was held. The order also prevented the use of the same exemptions by Quest for the common shares to be received pursuant to the private placement. Shareholder approval was received on May 23, 2002 and the Commission reinstated the exemptions for both PetroFalcon and Quest shortly thereafter.

2.

Esperanza Silver Corp. (listed on the TSX Venture Exchange (“TSXV”)). Brian Bayley is (and has been since December 14, 1999) a director, and William Pincus is (and has been since September 30, 2002) the President, CEO and a director of the Corporation. In early 2003, the Corporation’s directors and officers became aware it was subject to outstanding cease trade orders in each of Alberta (issued on September 17, 1998) and Québec (issued on August 12, 1997) arising from the failure of the Corporation’s previous management to comply with the financial statement filing requirements of those provinces. The financial statements and filing fees were subsequently filed. The orders were rescinded in Québec on May 16, 2003 and in Alberta  on August 1, 2003.

3.

American Natural Energy Corp. (listed on the TSXV). Brian Bayley is (and has been since June 1, 2001) a director of American Natural Energy Corp.

In June 2003, each of the Québec, British Columbia and Manitoba Securities Commissions issued a cease trade order for its failure to comply with the financial statement filing requirements. The financial statements and filing fees were subsequently filed and the orders were rescinded in August 2003.

In July and August 2007, each of the Québec, British Columbia and Ontario Securities Commissions issued a cease trade order for its failure to file financial statements and management’s discussion and analysis (“MD&A”) within the prescribed times. In March, 2008, the Manitoba Securities Commission also issued a cease trade order for the same reason. The orders were rescinded on October29, 2008 when it filed the financial statements and paid the filing fees.

5. Ratification of Stock Option Plan

The Board has established the Option Plan as described under ‘Executive Compensation – Description of Stock Option Plan’.

The policies of the TSX Venture Exchange require stock option plans which reserve for issuance up to 10% (instead of a fixed number) of a listed corporation’s shares be approved annually by its shareholders. That approval is being sought at the Meeting by way of an ordinary resolution. The persons named in the accompanying Proxy intend to vote in favour of this proposed resolution.

Following approval of the Option Plan by the shareholders, any options granted pursuant to the Option Plan will not require further shareholder or Exchange approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Corporation.

Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Option Plan.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at Suite 300, 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada by mail, telecopier (1-604-688-1157), telephone (1-604-685-2242) or e-mail (kcasswell@explgp.com) to request copies of the Corporation’s financial statements and MD&A.

Financial information for the Corporation’s most recently completed financial year is provided in its comparative financial statements and MD&A which are filed on SEDAR.

DATED this 14th day of April, 2009

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) KIM C. CASSWELL

Secretary

CHARTER

FOR

THE AUDIT COMMITTEE

OF

THE BOARD OF DIRECTORS

OF

ESPERANZA SILVER CORPORATION

I.

MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Esperanza Silver Corporation (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.

The quality and integrity of the Company’s financial statements and other financial information;

2.

The compliance of such statements and information with legal and regulatory requirements;

3.

The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.

The performance of the Company’s internal accounting procedures and Auditor.

II.

STRUCTURE AND OPERATIONS

A.

Composition

The Committee shall be comprised of three or more independent members.

B.

Qualifications

Each member of the Committee must be a member of the Board.

A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

C.

Appointment and Removal

In accordance with the By-Laws of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.

Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E.

Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.

Meetings

The Committee shall meet at least once in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with Section III of this Charter.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.

DUTIES

A.

Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B.

Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1).

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard 1.

2).

Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3).

Require the Auditor to report directly to the Committee.

4).

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5).

Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

6).

Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company’s shareholders of the existing, Auditor.

7).

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor unless such non-audit services:

(a)

which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

(b)

were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee by Management and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company

8).

Establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

9).

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

10).

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

11).

Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

12).

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

13).

Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(i)

The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

(ii)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

14).

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A), annual information form, and management information circular before the Board approves and the Company publicly discloses this information.

15).

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16).

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Manner of Carrying Out its Mandate

17).

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

18).

Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19).

Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

20).

Meet, to the extent it deems necessary or appropriate, with management and the Auditor in separate executive sessions at least quarterly.

21).

Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

22).

Make regular reports to the Board.

23).

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

24).

Annually review the Committee’s own performance.

25).

Provide an open avenue of communication among the Auditor the Board.

26).

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

F.

Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

Approved by the Board of Directors: April 16, 2008